BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783


03050556


BAA

09 May 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Alison Livesley**
Head of Investor Relations

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 9 May 2003

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Embargoed until 0700 hrs Friday 9 May 2003

BAA ANNOUNCES APRIL TRAFFIC FIGURES

BAA's seven UK airports handled a total of 9.9 million passengers in April, an increase of 1.6% on the same month last year.

Taking March and April results together to eliminate the distorting effects of Easter falling late this year, traffic fell by 0.8% compared with last year.

Among the key markets in April, Easter boosted European charter traffic, up 17.9%, domestic traffic added 8.6%, Irish traffic added 3.4% and European scheduled traffic added 1%. North Atlantic traffic was down by 5.4 % and other long haul fell by 7.5%. This was largely due to the effects of the Gulf war and Sars.

Gatwick benefited from the late Easter, adding 7.9% overall. Stansted added 4.4% and Heathrow experienced a decline of 3.6%. Southampton's 42% increase was the product of its new range of scheduled low fare routes and both Glasgow, up 9.1%, and Edinburgh, up 10.5%, continued to be buoyed by the growth in low fare services.

The number of air transport movements dipped by 2.6% in April, while cargo tonnage fell 0.3%.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield, BAA plc**
Tel:+44 (0) 20 7932 6654

City enquiries: **Alison Livesley, BAA plc**
Tel: +44 (0) 20 7932 6692

Mf.../

News Release

Heathrow Gatwick Stansted Glasgow



BAA Traffic Summary : April 2003

Terminal Passengers (000s)	Month	% Change*	12 months to April 03	% Change**
Heathrow	4,889.6	-3.6	62,769.2	4.3
Gatwick	2,239.6	7.9	29,806.5	-0.7
Stansted	1,271.5	4.4	16,799.1	18.5
London Area Total	**8,400.6**	**0.4**	**109,374.8**	**4.8**
Southampton	89.5	42.0	820.9	-1.6
Glasgow	594.9	9.1	7,950.6	8.1
Edinburgh	605.5	10.5	7,130.1	12.5
Aberdeen	206.6	-3.2	2,567.7	0.4
Scottish Total	**1,407.1**	**7.7**	**17,648.4**	**8.6**
BAA Total	**9,897.2**	**1.6**	**127,844.1**	**5.3**

Air Transport Movements	Month	% Change*	12 months to April 03	% Change**
Heathrow	36,719	-4.2	459,544	0.8
Gatwick	17,995	-0.0	237,294	0.2
Stansted	11,975	-3.8	161,461	7.9
London Area Total	**66,689**	**-3.0**	**858,299**	**1.9**
Southampton	2,624	12.2	28,117	-1.1
Glasgow	6,978	-1.0	88,667	-2.6
Edinburgh	8,650	-2.3	106,008	3.3
Aberdeen	6,564	-5.3	80,615	-6.6
Scottish Total	**22,192**	**-2.8**	**275,290**	**-1.7**
BAA Total	**91,505**	**-2.6**	**1,161,706**	**0.9**

Cargo (Metric Tonnes)	Month	% Change*	12 months to April 03	% Change**
Heathrow	98,595	-0.2	1,252,869	7.4
Gatwick	17,703	-8.1	238,527	-7.5
Stansted	15,885	5.0	192,914	14.4
London Area Total	**132,183**	**-0.7**	**1,684,310**	**5.7**
Southampton	36	20.0	386	10.7
Glasgow	237	-32.5	5,313	1.0
Edinburgh	1,934	62.0	23,781	54.8
Aberdeen	289	-11.1	3,571	-14.4
Scottish Total	**2,460**	**31.6**	**32,665**	**31.8**
BAA Total	**134,679**	**-0.3**	**1,717,361**	**6.1**

Market Comparison: April 2003

Market	*BAA Total April 02 (000s)*	*BAA Total April 03 (000s)*	*% Change*
Domestic	1,944	2,110	8.6
Eire	489	506	3.4
European Scheduled	3,821	3,859	1.0
European Charter*	673	793	17.9
North Atlantic	1,395	1,320	-5.4
Other Long Haul	1,415	1,309	-7.5
Total	**9,737**	**9,897**	**1.6**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary